

November 30, 2010

Theodore C. Miller
Senior Vice President and Chief Financial Officer
UTG, Inc.
5250 South Sixth Street
P.O. Box 5147
Springfield, IL 62705

  Re: UTG, Inc.
    Form 10-K for the fiscal year ended December 31, 2009
    Forms 10-Q for the quarterly periods ended March 31, 2010, June 30,
    2010 and September 30, 2010
    File Number: 000-16867

Dear Mr. Miller:

  We have reviewed your filings and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

  Please respond to this letter within ten business days by amending your filings, by providing the requested information, or by advising us when you will provide the requested response. If you do not believe a comment applies to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response. Please furnish us a letter on EDGAR under the form type label CORRESP that keys your responses to our comments

  After reviewing any amendment to your filings and the information you provide in response to these comments, we may have additional comments.

Form 10-K for the fiscal year ended December 31, 2009

Item 1. Business

Reinsurance

1. We note that you cede a significant portion of your insurance pursuant to reinsurance agreements with Optimum and SWISS RE. Please revise your disclosure to describe the terms of both agreements with Optimum and your agreement with SWISS RE and file each as an exhibit. Alternatively, provide an analysis supporting your determination that you are not dependent on each of the agreements.

2. UG's agreement with PALIC and AC's agreement with Canada Life appear to be material to their business. Accordingly, please revise your disclosure to expand your description of the terms of each agreement and file each agreement as an exhibit.

Alternatively, provide an analysis supporting your determination that you are not dependent on each of the agreements.

Investments

3.   Please refer to your disclosure on mortgage loan reserves. Revise your disclosure to explain why management believes the reserve for delinquent loans is adequate at December 31, 2009 considering the reserve decreased by $7,000 but the amount of delinquent loans has increased from $545,059 at December 31, 2008 to $26,959,592.

Item 8. Financial Statements and Supplementary Data

Report of Independent Registered Public Accounting Firm

4.   The report of Brown Smith Wallace, LLC states that "We conducted our audits in accordance with generally accepted auditing standards as established by the Auditing Standards Board (United States) and in accordance with the auditing standards of the Public Company Accounting Oversight Board (United States), as opposed to "the standards" of the PCAOB. Based on the language used in the report, it is unclear whether the audits were conducted in accordance with the related professional practice standards of the PCAOB and why a reference to generally accepted auditing standards is appropriate. Also, as required by paragraph 3 of Auditing Standard No. 1 and Rule 2-02(a) of Regulation S-X the report should indicate the city and state where issued. Please have your independent accounting firm revise their report to comply with PCAOB Auditing Standard No. 1.

Consolidated Statements of Operations, page 38

5.   Please revise to present on the face of the financial statements the total other-than-temporary impairment with an offset for the amount of the total other-than-temporary impairment that is recognized in other comprehensive income as required by ASC 320-10-45-8A. Please see ASC 320-10-55-21A for an example of this disclosure. This comment also applies to your fiscal year 2010 Forms 10-Q.

Notes to Consolidated Financial Statements, page 41

Note 4B. Investment Securities

6.   Your tabular disclosure of the fair value of investments with sustained gross unrealized losses at December 31, 2009 shows equity securities with unrealized losses. Based on your disclosure it appears that you have five equity securities with unrealized losses of $1,022,000 and you disclose the unrealized losses of equity investments were primarily caused by normal market fluctuations in publicly traded securities. Please expand your disclosure to discuss the period of time these securities had unrealized losses and the evidence used by management to support why there was no other-than-temporary impairment for these equity securities. We believe that there is a strong indication of other-than-temporary impairment of investments in common stocks if cost basis exceeds fair value for a period of six to nine months, or even sooner depending on other specific indicators, absent evidence at the date of filing that a recovery will occur. This comment also applies to your fiscal 2010 Forms 10-Q.

Note 7. Reinsurance

7.	According to your statements of operations, total commissions and amortization of deferred policy acquisition costs for 2008 and for each quarterly period in fiscal 2010 are a negative number. Please disclose the nature of the transactions that you record to this line item that causes a reduction in the expense. To the extent that these transactions represent ceding commissions received, tell us how your accounting complies with ASC 944-30-35-64. Further, please tell us what you mean by the explanation in your MD&A about the change in this line item due to "the offset from a reinsurance agreement in AC caused by lower profits on the block of business due to bond sales" and how it relates to the change in the line item.

Item 9A. Controls and Procedures, page 66

8.	You disclose that your "disclosure controls and procedures were effective as of the end of the period covered by this annual report except for the following". This type of qualification is inappropriate under Item 307 of Regulation S-K. Please revise your disclosure to state whether your principal executive and principal financial officer concluded that your disclosure controls and procedures were effective or not effective as of the end of the period covered by the report.

9.	Further you disclose that "weaknesses related to the controls over financial reporting were identified by Management, particularly relating to recently released accounting pronouncements". Please expand your disclosure to discuss each weakness related to controls over financial reporting. Discuss whether these weaknesses are material or not and how these weaknesses impacted management's assessment of the effectiveness of your internal control over financial reporting and disclosure controls and procedures.

Item 11. Executive Compensation
Summary Compensation Table

10.	To the extent that any of your executive officers made use of the aircrafts available under your leases with Bandyco, LLC for personal travel, please include such amounts in "All Other Compensation" and disclose the value or costs associated with such use by footnote. Alternatively, please confirm that the aircrafts were not used by your executive officers for personal travel.

Item 13. Certain Relationships and Related Transactions and Director Independence

11.	Please expand your disclosure to identify the directors that have been determined to be independent and the standards used to determined independence.

12.	Please file copies of the lease agreements with Bandyco, LLC. Additionally, please disclose how the aircrafts were used and provide the costs to the registrant attributable to personal and non-personal use of the aircrafts.

13.	We note your disclosure in Item 1. Business, Investments, that during the fourth quarter of 2009 you began purchasing discounted commercial mortgage loans. Please advise us as to whether you purchased any mortgages from any affiliated banking companies that had been previously originated by the affiliated entities. If so, please provide all material information regarding these transactions.

14.   We note your disclosure that you acquire mortgage loans through participation agreements with FSNB and that you pay FSNB a servicing and origination fee. We note further your statement in Item 7. Management's Discussion and Analysis of Financial Condition and Results of Operations, Financial Condition, (a) Assets that "FSNB has been able to provide the Company with additional expertise and experience in underwriting commercial and residential mortgage loans." Please revise to expand your disclosure of the material terms of the participation agreements and to further describes the process by which loans are originated, underwritten, transferred and serviced by you and FSNB. Your disclosure should include, among other things, the relative obligations of each party and the apportionment of risks and returns between you and FSNB.   Further, if the mortgages are originated by FSNB pursuant to a participation agreement, please describe how the mortgages are sold or transferred to you, how particular mortgages are selected to be subject to the participation agreements and transferred to you and the associated terms of the participation agreement. If applicable, please file a copy of your master participation agreement or a form of participation agreement, or, in the alternative, provide us with your analysis that such an agreement is not required to be filed.

Signatures

15.   We note that the filing has not been signed on behalf of the registrant nor have the principal financial officer and principal accounting officer or controller of the registrant been identified among the signatories. If such persons have signed the filing in these capacities please so advise us and confirm that all required signatories will properly execute future filings on Form 10-K and that you will identify which persons have signed in the required capacities, i.e., principal executive officer, principal financial officer, principal accounting officer or controller and director. If all such persons have not signed the Form 10-K, please amend the Form 10-K to include all required signatures. See Instruction D.2(a) of Form 10-K for further information.

Exhibits 32.1 and 32.2

16.   These certifications refer to the wrong annual report on Form 10-K. Please file an amendment to the Form 10-K for the fiscal year ended December 31, 2009 that includes the entire periodic report and new, corrected certifications.

Forms 10-Q for March 31, 2010, June 30, 2010, and September 30, 2010

Item 4 - Controls and Procedures

17.   You disclose that you performed an evaluation of the Company's disclosure controls and procedures within 90 days prior to the filing of this quarterly report. Please revise your fiscal 2010 Forms 10-Q to indicate whether your disclosure controls and procedures were effective as of the end of the period covered by the specific report as required by Item 307 of Regulation S-K.

18.   Further, you disclose that "there have been no significant changes in the Company's internal controls or in other factors that could significantly affect internal controls

subsequent to the date of the evaluation". Please revise your disclosure to state if there has been any change in "internal control over financial reporting" that occurred during your last fiscal quarter that has materially affected, or is reasonably likely to materially affect your internal control over financial reporting. Please refer to Item 308(c) of Regulation S-K.

<u>Exhibits 32.1 and 32.2</u>

19. These certifications refer to the wrong periodic report. Please file an amendment to each fiscal 2010 Form 10-Q that includes the entire periodic report and new, corrected certifications.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In responding to our comment, please provide a written statement from the company acknowledging that:
- the company is responsible for the adequacy and accuracy of the disclosure in the filing;
- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and
- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please contact Donald Abbott, Senior Staff Accountant, at (202) 551-3608 or Lisa Vanjoske, Assistant Chief Accountant, at (202) 551-3614, if you have any questions regarding the processing of your response, as well as any questions regarding comments on the financial statements and related matters. You may contact Karen Ubell, Staff Attorney, at (202) 551-3873 or Jeffrey Riedler, Assistant Director, at (202) 551-3715 with questions on any of the other comments. In this regard, do not hesitate to contact me, at (202) 551-3679.

Sincerely,

Jim B. Rosenberg
Senior Assistant Chief
Accountant